EXHIBIT 17.1

July 14, 2022

To the Members of the Board of Directors of

Maptelligent, Inc.

This letter shall serve as formal notice of my resignation, effective July 15, 2022, from my position as a member of the Board of Maptelligent, Inc.. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

Richard A Rotanz PhD